UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-6605

EQUIFAX INC.

(Exact name of Registrant as Specified in its Charter)

1550 Peachtree Street, N.W., Atlanta, Georgia 30309

(404) 885-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock Purchase Rights (1)

(Title of each class of securities covered by this Form)

Common Stock, par value $1.25 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Appropriate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of holders the Securities Exchange Act of 1934, Equifax Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 23, 2015	By:	/s/John J. Kelley III
		Name:	John J. Kelley III
		Title:	Corporate Vice President and Chief Legal Officer

(1)	The Common Stock Purchase Rights (the “Rights”) expired on February 19, 2015 pursuant to the terms of the Amended and Restated Rights Agreement dated as of October 14, 2005, as amended February 19, 2015, between Equifax Inc. and SunTrust Bank, Rights Agent. Equifax Inc. filed a Form 8-A/A (Amendment No. 2) to register the Rights on October 18, 2005, which was amended on February 20, 2015.

Instructions: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.